September 11, 2001

Dr Allen Bain
CEO
Immune Network, Inc.
3650 Westbrook Mall
Vancouver, BC
CANADA V65 2L2

Re: Letter of Intent Regarding Dapsone Controlled Delivery Technology Product

Dear Allen:

This non-binding letter of intent summarizes the agreement in principle between Immune Network Ltd. ("Immune Network") and Nutraceutix, Inc. ("Nutraceutix") regarding the possible development, manufacture and marketing of an anti-inflammatory and anti-microbial product containing dapsone as the active pharmaceutical ingredient and incorporating Nutraceutix's proprietary Controlled Delivery TechnologyiM ("CDT"), which Nutraceutix will license to Immune Network. Immune Network and Nutraceutix have agreed in principle as follows:

1. Nutraceutix will develop for Immune Network modified release forms of an antiinflammatory and anti-microbial product containing dapsone as the active pharmaceutical ingredient and incorporating CDT (the "Product"). Nutraceutix will formulate, develop and test the Product to the point where scale-tip can take place. All such work will be carried out in such a manner that summaries or descriptions of the work can be included in the CMC section of an IND submission to the FDA, including compliance with cGMP sections.

2. For the development described in paragraph 1 above, Immune Network will pay Nutraceutix a nonrefundable development fee of $200,000, Nutraceutix will furnish Immune Network a schedule setting forth the various phases of work necessary for such development (each, a "Development Phase") and the development fee for each Development Phase. This work will be further outlined in a work plan included in the License, Development and Sales Agreement described in paragraph 10 below. In addition to this development fee, Immune Network will pay Nutraceutix a fee of $100,000 for scale-up and a single clinical trial batch, excluding raw material costs. Notwithstanding the foregoing, if the Product formulations are not geometric scale-ups of a single standard formulation, Nutraceutix will have the right to increase the development fee and/or the scale-up and clinical trial fee as appropriate to cover the additional work required for such development, scale-up and trials. No charges will be invoiced to Immune Network until written approval of the development plan and fees are approved by In-n-une Network in writing.

3. At such times as Immune Network wishes for Nutraceutix to perform the work for a Development Phase or perform a scale-up, it will so notify Nutraceutix in writing, and will include with such notice

(i) payment in full of the development fee for the Development Phase in question or the scale-up fee, as appropriate, and

(ii) a timetable pursuant to which it wishes to have the subject Development Phase or scale-up work completed. Upon receipt of any such notice and payment, Nutraceutix will use good faith efforts to complete the subject Development Phase or scale-up work within reasonable time periods specified by Immune Network. Immune Network will furnish Nutraceutix at no charge sufficient quantities of its dapsone raw material to facilitate the development, scale-up and trials described above.

4. Nutraceutix will arrange to have the Product manufactured by a subcontractor at a manufacturing facility which meets all applicable legal and regulatory requirements and standards applicable to the manufacture and distribution of the Product. Nutraceutix will obtain all licenses and permits necessary to manufacture the Product, including but not limited to all regulatory applications and permits from the FDA. Nutraceutix will defend and indemnify Immune Network from all claims and costs arising from any failure to obtain such licenses or any violation of laws or regulations by Nutraceutix or its manufacturing subcontractor governing manufacture of the Product.

5. Nutraceutix will grant Immune Network its standard license to incorporate CDT into the Product. This license includes, among other things,

(i) provisions protecting Nutraceutix's proprietary rights in CDT, including prohibitions on assignment or sublicensing of the license without Nutraceutix's prior written consent,

(ii) a provision limiting Immune Network's use of CDT to the Product,

(iii) a provision requiring that Product labels include Nutraceutix's trademarks and logos and mutually agreeable language recognizing Nutraceutix as the source of CDT technology,

(iv) a warranty that Nutraceutix owns the proprietary rights to CDT necessary to grant the license, and

(v) a provision requiring Nutraceutix to indemnify Immune Network from all claims and costs arising from any breach of that warranty.

6. Nutraceutix will grant Immune Network exclusive global rights to market the Product for a period of twenty years commencing on the date the FDA grants NDA (new drug approval); provided that those marketing rights will automatically become nonexelusive if Immune Network fails to meet mutually agreeable sales volume criteria, which criteria will be negotiated by Immune Network and Nutraceutix in good faith promptly after execution of this letter of intent and included in the License, Development and Sales Agreement described in paragraph 10 below. Immune Network will have these marketing rights for an initial period of twenty years, and this term will be automatically renewed for successive five-year periods unless and until

(i) either party furnishes the other six months' prior written notice of non-renewal or

(ii) either party is in breach of the agreement beyond any applicable cure period at the time of renewal. Immune Network or its assignees will obtain all licenses and permits necessary to market the Product, and will defend and indemnify Nutraceutix from all claims and costs

(i) arising from any failure to obtain such licenses or

(ii) arising from marketing, distribution or use of the Product following delivery thereof to Immune Network.

7. Immune Network will pay Nutraceutix royalties in such amounts as the parties subsequently agree to, but not less than 6% of Net Sales (defined below), payable during the first month of each calendar quarter with respect to Product sales or transfers made during the prior calendar quarter. The amounts of these royalties will depend upon projected sales volumes as outlined in Immune Network's business plan for the Product, and will be set forth in the License, Development and Sales Agreement described in paragraph 10 below. For purposes of calculating these royalties, "Net Sales" will be defined as Immune Network's gross sales price of all Product sold or otherwise transferred by Immune Network during the calendar quarter in question, less such reasonable discounts, credits and rebates as

(i) are usual and customary in the prescription drug markets in which such sales or transfers were made and

(ii) are actually given by Immune Network in connection with such Product sales or transfers. Nutraceutix will have reasonable rights to audit Immune Network's books and records annually to verify the royalties paid to Nutraceutix, which will include the right to receive reimbursement for the costs of any audit which uncovers an underpayment of2% or more.

8. Nutraceutix will own all proprietary rights to the Product formulation and the formulation data contained in the dossier submitted to and approved by the FDA. Immune Network will own all proprietary rights to all other Product-related materials contained in the NDA dossier submitted to and approved by the FDA, excluding any proprietary rights in CDT. In the event either party wishes to discontinue its role described above with respect to the Product, the party wishing to discontinue its participation in the business will transfer its proprietary rights described in this paragraph 8 to the other party for the fair market value thereof, as agreed by the parties, paid out upon reasonable, mutually-agreeable terms. The parties' agreement to such fair market value and payment terms will not be unreasonably withheld or delayed, but if the parties are unable to reach agreement with respect thereto after thirty days' good faith negotiation, the same will be established by arbitration.

9. Either party will have the opportunity to participate in and furnish input with respect to any press release to be issued to be issued by the other party for a period of five working days prior to the release unless such participation is waived or the period is shortened by agreement of the parties with respect to any disclosure.

10. Within 12 months of signing this letter of intent, Nutraceutix and Immune Network will prepare and execute a formal License, Development and Sales Agreement incorporating the terms and provisions of this letter of intent as well as other provisions normally incorporated into such an agreement, and setting forth with specificity the parties' rights and obligations with respect to those terms and provisions. If the parties- -fail to do so, the transaction described in this letter of intent will become null and void unless, prior to the expiration of such 12-month period, the parties execute a binding letter of intent outlining such portions of this transaction on which they have reached agreement and, concurrently therewith, Immune Network pays Nutraceutix a nonrefundable development fee in a mutually agreeable amount.

11. Immune Network will have the right to assign the License, Development and Sales Agreement described in paragraph 10 above to a financially responsible party, provided that the assignee assumes all obligations and liabilities of Immune Network under that agreement. 12. Nutraceutix will not enter into a License, Development and Sales Agreement ("LSDA") with respect to CDT formulations of propentofylline or methylphenidate for use solely in gerontological and neuro-degenerative disease indications without giving Immune Network the first opportunity to enter into such an agreement. If Nutraceutix wishes to enter into an LDSA with a third party, it will promptly send to Immune Network a written notice stating the terms and conditions thereof. Immune Network will have 7 days following receipt of such notice to deliver to Nutraceutix an offer setting forth the terms under which Immune Network would be willing to enter into an LDSA with Nutraceutix for the product in question. If Immune Network fails to deliver such offer within that 7 day period, Nutraceutix will be free to pursue the LDSA with the third party. If Immune Network delivers such offer within that 7 day period, Nutraceutix will be free to pursue negotiations with either or both of the proposed licensees, but will not enter into an LDSA for the product in question with the third party unless it has first determined in good faith that such LDSA is superior to Immune Network's offer based on a comparison of the fees and other terms and conditions. Any LDSA will contain provisions regarding separate development fees in such amounts as the parties agree to with respect thereto, but similar licensing terms as in paragraph 7. This paragraph does not apply with respect to CDT formulations of propentofylline or methylphenidate for indications other than gerontological and neuro-degenerative diseases.

Please confirm that the above accurately sets forth the terms of the agreement in principle between Immune Network and Nutraceutix, by signing a copy of this letter of intent in the space provided below and returning it to me.

Sincerely,
Nutraceutix, Inc.
By: /s/ signed
David T. Howard
President & CEO

AGREED TO AND ACCEPTED BY:
Immune Network, Inc.
By: /s/ signed
Dr Allen
CEO
(Date Signed: